LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: 604-682-3701 Fax: 604-682-3600

www.levon.com

ir@levon.com

July 23, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt: L09
WKN 869769

Levon Exploration Update

Since May 15, 2007, Levon Resources Ltd has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator.

Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

During the later part of June, Geotronics of Vancouver was contracted to place three MMI soil grids on areas of the Congress Property, where surface exploration is made difficult due to overburden depths. A total of 14,000 meters of line was cut, using 100m line spacing with samples being collected every 20m. Results of the MMI are currently pending.

An application was made to the Ministry of Mines for mechanical trenching on the Congress Property, and the permit has now been received by Levon. A total of 10 trenches were dug in portions of the Congress Property where overburden obscured rock classification in the past. Assay results are pending. Three new mineralized zones were discovered during the course of the recent trenching with widths ranging from 1.3m to 2.5m.

The assay results for samples from the hand trenching to date are as follows:

Zone	No of Trenches	Assay Range Grams per Tonne
Ogee Zone	2	0.52 to 9.98
Relocated Zone End of Road	5	2.12 to 23.27
Relocated Zone 100 Metres Southeast of End of Road	4	0.18 to 5.92
Boo Coo Zone	9	0.19 to 27.68

To view a map of the trenching locations on the Congress Property, please log on to our website www.levon.com For further information, contact Levon Resources Ltd., at 604-682-3701.

On Behalf of the Board:

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.